Mr. Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

               March 16, 2018

Division of Corporate Finance

US Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Medifocus Inc. Form 20-F for the Fiscal Year Ended March 31, 2017 Filed July 31, 2017 Amendment No. 1 to Form 20-F for the Fiscal Year Ended March 31, 2017 Filed August 4, 2017 File No. 0-55169

Dear Mr. Kuhar,

This letter sets forth the response of Medifocus, Inc. (the “Company”) to the comment letter, dated March 6, 2018 (the “Comment Letter”), of the staff of the Division of Corporate Finance (the “Staff”) relating to the company’s Form 20-F filed with the Security and Exchange Commission (the “Commission”) on July 31, 2017 (the “Form 20-F”) and Amendment No. 1 to Form 20-F for the Fiscal Year Ended March 31, 2017 on August 4, 2017 (the “Amendment No.1”).

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence.  Page references in the responses below are to the Form 20-F and Amendment No.1.  Capitalized terms used but not otherwise defined shall have the meanings ascribed to such terms in the Form 20-F and Amendment No.1.

Amendment No.1 to Form 20-F for the Fiscal Year Ended March 31, 2017

Item 15. Controls and Procedures.

A.

Disclosure Controls and Procedures, page 74

1.

Your conclusion in this section refers to the year ended March 31, 2016. In the requested amendment, please revise this section to disclose managements’ conclusion on the effectiveness of your disclosure control and procedures as end of the period covered by the report, March 31, 2017. Refer to Item 307 of Regulation S-K.

Response:

The date of March 31, 2016 was incorrectly inserted in both the Form 20-F and Amendment No. 1 due to an administrative error.  The correct date should have been March 31, 2017. In the to-be-filed Amendment No. 2. We will revise this section to disclose managements’ conclusion on the effectiveness of disclosure control and procedures as end of the period covered by the report, March 31, 2017.

Report of Independent Registered Public Accounting Firm, page F-3

2.

The report issued by your former independent auditor refers to periods that are not presented in your filing. Please advise your former independent auditor to revise their report in the amended filing to only make reference to the periods presented in your filing for which they performed audit procedures.

3.

Further, please have your independent auditor update its consent filed as Exhibit 15.1 to reflect the revised opinion requested above.

Response:

As stated in Item 16F of the Form 20-F, there has been a change in our Certifying Accountant. The Company’s last independent auditors, Stegman & Co merged into Dixon Hughes Goodman LLP, which is not a registered member of the Canadian Public Accountability Board. As a result, at our Annual Meeting of Shareholders held in August 2016, our shareholders appointed UHY McGovern Hurley LLP (“UHY”) as our new independent auditor. As stated in UHY’s Report dated July 31, 2017, UHY only audited our financial statements for the year ended March 31, 2017. The financial statements in the Form 20-F for the year ended March 31, 2015 and the year ended March 31, 2016 were audited by our former auditors Stegman & Co.

Our former auditor, Stegman & Co, has agreed to re-issue the auditor report for the periods presented in the Form 20F.

We do not believe a consent from our former auditors Stegman & Co. is required.

Exhibits 13.1 and 13.2

4.

Your Section 906 certifications refer to the annual report for the fiscal year ended March 31, 2016.  Please file a full amendment to your March 31, 2017 Form 20-F that includes the entire filing, including Exhibit 12 certifications, together with corrected Exhibit 13 certifications that are dated as of the date you file the amendment.

Response:

The date of March 31, 2016 was incorrectly inserted in the two Section 906 certifications due to an administrative error. The correct date should have referenced the fiscal year ended March 31, 2017.  We will file a full amendment to our March 31, 2017 Form 20-F that includes corrected certifications. The certifications will be dated as of the date of the filing of Amendment No. 2.

Please let us know if our responses above to the staff’s comment letter and our outlined plan to file a full amendment are adequate before we commence the filing of the amendment. Thank you very much.

Sincerely,

/s/Mirsad Jakubovic

Mirsad Jakubovic

Chief Financial Officer